Exhibit 99.3

Public Industry Roadmap and Technology Strategy Martin van den Brink President and Chief Technology Officer

Overview Public Slide 2 8 November 2018 • Moore’s law innovation continues, driven by multiple engines of performance Industry scaling which is expected to accelerate over the next decade Innovation • Continued process technology innovation attracts new applications and increases wafer volume • Customers’ roadmaps require lithography enabled shrink beyond next decade Customers’ Roadmap • Higher wafer volumes at leading edge nodes drive a continued demand for higher productivity, lower cost and simpler processes • Our product portfolio is aligned to industry trends and customer requirements ASML’s Holistic with a detailed product roadmap Litho Solutions • Execution of our strategic priorities will provide required solutions for our Roadmaps customers, enabling cost effective shrink beyond the next decade

Major trends in semiconductor-enabled computing Public Slide 3 8 November 2018 SoC Applications CPU NPU Digital GPU Signal Processor Moore’ Moore’s Law Fast Performanc Performance data Algorithms Cost Cost Data Memory & Storage Source: Sumit Sadana, Micron, Micron Investor Day, May 2018

Moore's Law innovation continues

Driven by multiple engines of performance scaling

ASML
Public
Slide 4
8 November 2018

Dimensional Scaling
Patterning and circuity shrink



Intel
Transistor Density MTr / mm²
100
10
1
45nm
32nm
22nm
14nm
10nm
2.3x
2.1x
2.5x
2.7x
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
HVM Wafer Start Date

Circuit scaling
3D, System-on-chip and advanced packaging



A10 packag e
LPDDR4 die
LPDDR4 die
LPDDR4 die
LPDDR4 die

Device scaling
New devices and materials



1st Foundry Deployment
32/28nm HKMG
1st Foundry Deployment
14nm FinFET
1st Foundry Deployment
10nm FinFET
EUV
7nm FinFET
EUV
4nm GAA
Samsung: gate-all around post 7 nm!
2010
2015
2016
2018

Architecture scaling
Solution optimization



Increasing Performance
Decreasing Energy Consumption
Multi-core CPU
GPU
DSP/ NPU
CPU
GPU
big.LITTLE CPU
Multi-core CPU
CPU
Performance
Power/Energy/Thermal

Source: Intel, TechInsights, GlobalFoundries, Samsung

Chipmakers accelerate performance for the next decade¹ Process technology innovation accounts for 30% on par with Moore’s prediction2 Public Slide 5 8 November 2018 Improvement opportunities for the next decade 100% >2X 3D stacking /2.4 years 80% Multi-chip architecture Memory integration ormance/Watt 60% Software Perf 2X Micro-architecture Includes 40% System /2.4 years Power management litho Scale 20% Log Process Technology 0 2008 2018 2028 ¹Lisa Su, AMD, “Immersive era in consumer computing”, IEDM, dec 2017 ²Gordon Moore, “Progress in digital integrated Electronics” International; Electronic Device Meeting,, IEEE, 1975, p p 11-13

Customers’ roadmaps show continued need to shrink ASML’s roadmap aligned to deliver solutions Public Slide 6 8 November 2018 DRAM Logic CAGR CAGR High: 10% High: 28% Low: 5% Low: 10%

Innovation attracts new applications Starting at trailing nodes and migrating fast to leading edge Public Slide 7 8 November 2018 7nm 100.0 10nm [M/mm^2] 20nm 28nm Density 10.0 Google TPU 45nm Breeding Transistor iPhone Ax BitMain ASIC Ground 1.0 2009 2011 2013 2015 2017 2019 2021 Year of Introduction Source: Company product announcements

Combined EUV, High NA, DUV and holistic solutions needed to support shrink in the next decade Public Slide 8 8 November 2018 Minimum resolution continues to shrink … … and Logic takes over from DRAM in overlay scaling 100 MPU Mix&match Applications ArFi lithography Foundry On Product Overlay [nm] Single Expose DRAM 3,5 7nm NXT:1980i YieldStar 3D-NAND NXE:3400B Software m ] SE Limit of ArFi [n 3,0 n    o NXT:2000i YieldStar ti 2,5 5nm u NXE:3400C    Software l 2,0 3nm ArFi Next YieldStar eso DRAM NXE:3400C Software r EUV Single 2nm ArFi Next YieldStar ed Expose 1,5 NXE Next Software i r ArFi Multi-patterning 1,0 Logic equ SE Limit of EUV R EUV HiNA Single Multi- Expose 0,5 Patterning Customers request SE Limit of High NA 0,0 complementary product 10 2015 2020 2025 2030 innovation 2005 2010 2015 2020 2025 2030 Year of HVM Source: ASML analysis

Customers’ scaling roadmaps continue Public EUV Production High NA Production Slide 9 Insertion Window Insertion Window 8 November 2018 2017 2018 2019 2020 2021 2022 2023 2024 2025 Node name Logic Logic 10nm 7nm 5nm 3nm 2nm Node name Performance Memory DRAM 1X 1Y 1Z 1 1A 1B Storage Min. 1⁄2 pitch /x number of layers Class 2X/x2 2X/x4 1Y/x4 1Y/x8 next Memory Storage Memory Planar 14-15 Today’s status Production1 x number of layers 3D- Development1 NAND x64 x96 x128 x152/x192 x256 >300 Research1 Roadmap2 Source: 1 Customers public statements, IC Knowledge LLC; 2 ASML extrapolations

Our strategy to enable shrink Public Slide 10 8 November 2018 • Strengthen Litho+ leadership with in device metrology enabling correction of Holistic Litho process induced overlay extension • Build a winning position in Pattern Fidelity Control leveraging e-beam metrology and inspection combined with superior computational Litho and fast stages • Drive DUV performance DUV—Continue to lead in innovation performance—Drive operational cost down and improve up-time—Expand installed base business EUV • Deliver on high volume manufacturing, service and financial performance industrialization • Enhance EUV value for future nodes by extending NA 0.33 product portfolio down to the 3nm Logic node • Enable High NA EUV at 3nm Logic node, followed by memory nodes at High NA comparable density

ASML’s Holistic Lithography roadmap optimize patterning performance through patterning, metrology and computational integration Public Slide 11 8 November 2018 Other patterning tools with advanced capability verlay and focus) resist and Process Window process Control EPE Window Optical and E-beam li Detection metrology

Main factors for continued shrink Edge placement error and shrinking litho critical dimension Public Slide 12 8 November 2018 Edge placement error (EPE) and litho critical …and shrink requires ever tighter dimension (CD) main patterning parameters… requirements node x node x+2 Intended cut X Smaller litho CD uniformity Litho critical dimension error Overlay critical needed dimension error Better EPE Edge placement error performance (EPE): combined error needed (overlay of overlay and CD and CD control) uniformity

Applications Product Roadmap



ASML
Current Product status
Released
Development
Definition
Study
2017
2018
2019
2020
2021
2022
Scanner Interface[1] and Control
Control
Litho InSight Litho Overlay & Focus control
Pattern Fidelity Control
Edge Placement Control
Yield Aware Control
Matching
BMMO2 Layout independent matching
XOPO EUV-DUV on product matching
Next extensi
Overlay
Ov
, WLC
OVO3 extensions for high order intra field correction
Next extension fo
Focus / Dose
Ima
Dose exposure control
IMO 3 extension for higher order corrections
Metrology
Optical
Overlay/Focus
YS 350
YieldStar
5 Continuous wavelength source
YieldStar 380 Dual Wavelength measurement
Next
In-Die Overlay
YS 1375 5mm targets
Next
E-beam
Through Stack
NanoScan 3100 18.5
Next >18.5 KeV
Device CD
eP5 1nm resolution, 12mm x 12mm field of view, 0.1nm p
Next Enhanced re
Pattern Fidelity
ePfm5 1nm resolution, 10nm defect size, ADI, AEI, LELE
Next Enhanced resolution and defect sensitivity
Inspection
Process Monitoring
eScan 420 ≥5nm pixel, 90mm²/hr @ 10nm
eScan 430 3nm pixel size with enhanced inspection speeds
Multi-beam 9 beams
Next >9 bea
Yield Engineering
nm pixel, 0.3mm²/hr @ 2nm
Multi-beam >100 beams
OPC
Model Accuracy
1.8nm
1.5nm
1.2nm
In-device metrology enabling dense on product metrology
High throughput Large field high resolution e-beam
Develop pattern fidelity and defect metrology & control
Increase adjustable scanner knobs, driving denser adjustments
Aggressive multi-wavelength (robustness) and productivity YieldStar roadmap
Aggressive OPC roadmap supporting EPE requirements using machine learning enables by fast SEM's
Multi-beam metrology systems in realization, extensions under study built on 3 competence pillars: e-beam, fast stage and computational technology

[1] Timing and functionality for NXT interfaces, NXE timing & functionality differ; BMMO: Baseliner Matched Machine Overlay; WLC: Wafer Level Control; MAM: Move-Acquire-Measure, OPC: Optical Proximity Correction, 2D CD accuracy 3s

Better accuracy of lithography models by deep learning Enabled by fast e-beam metrology and physical based models Public Slide 14 8 November 2018 Example 1 Data-driven training based on fitting ASML Deep spec and wafer measurements learning model Accuracy Large volume wafer metrology data, further enhanced by fast e-beam Captures complex effects Physical driven training using required by the data Example 2 physics based lithography models Feature extraction: Final resist model trained does not contain human- Stability Physical Resist Data expansion engineered model Resist surface through simulated terms and achieves Shrinkage tress contours better accuracy

Yield Star In-Device Metrology improves electrical yield

Compared to SEM on word line DRAM layer

ASML
Public
Slide 15
8 November 2018

Electrical Resistance Test
A-B = 0 → Zero Overlay

DRAM Memory Cell


Active
A
+
B
Word Lines


Wafers/Lots Controlled with YieldStar IDM
Wafer/Lots Controlled with High Voltage SEM
IDM is better
Electrical Resistance A-B
0.00


Overlay fingerprint after IDM Control
2.3nm
IDM measured fingerprint after SEM Control
4.9nm

Applications: expanding solution space Drives growing product portfolio Public Slide 16 8 November 2018 Computational E-Beam Metrology Optical Metrology Process Control Lithography & Inspection • Deep learning and fast • Entering growing after- • Expanding CD-SEM • Process control e-beam metrology etch in device overlay opportunity solution running in (HMI) differentiate our market with YS:1375 volume production • Process Window model accuracy • Opening new use- Qualification • Focus on process • Better accuracy cases with machine opportunity for e-beam control market enables wafer defect learning, instead of inspection dynamics aligned to prediction, enabling reconstruction value of yield-based • Progressing high higher speed control productivity multi-inspection beam roadmap

DUV Product Roadmap

Extending throughput for cost reduction and overlay for yield improvement

ASML
Public
Slide 17
8 November 2018


Key immersion innovations in alignment, wafer table and level sensor synced with NXE for tighter overlay matching
2017
2018
2019
2020
2021
2022
.... 2025
ArFi
1.35 NA
38nm
NXT:1980i
2.5nm | 275wph
NXT:2000i
2.0nm | 275wph
ArFi Next
1.5nm| 285wph
NEXT
ArF
0.93 NA
57nm
XT:1460K
5nm | 205wph
+BOOST
220wph
ArF common platform
3nm| >250wph
KrF
0.93 NA
80nm
XT:1060K
5nm | 205wph
NEXT
New fast stages in common NXT dry-immersion platform in development for better productvity and accuracy
0.80 NA
120nm
XT:860M
7nm | 240wph
+Throughput package
250wph
KrF Next
>250wph
NEXT
i-line
0.65 NA
350nm
XT:400L
20nm | 230wph
+Overlay package
15nm | 230wph
NEXT
Continuous cost, quality and productivity improvements over all products
Product
Matched Machine
Overlay|Throughput
Current
Product status
Released
Development
Definition
XT enhancements to address 3D NAND requirements

NXT:2000i performance exceeding expectations

As measured on multiple systems shipped

Public
Slide 18
8 November 2018


DCO
MMO
Focus uniformity
3
2.5
2
1.5
1
0.5
0
12
10
8
6
4
2
0
System 1
System 2
System 3
System 4
System 5

DCO: Dedicated Chuck Overlay
MMO: Matched Machine Overlay


Alignment sensor
• More process robustness
• Higher yield
Additional features
• Improved grid setup for better overlay and calibration
• Improved projection lens modeling and heating control
• Better wafer heating control
ASML
Level sensor
• Reduced process dependency
• Improved matching
Wafer Table
• Improved matching to EUV
• Improved flatness & endurance

DUV: mix and match with EUV and drive to perfection

ASML
Public
Slide 19
8 November 2018

Innovation Leadership

- Leadership in Immersion with the NXT:2000i featuring a next generation alignment sensor, focus & levelling system and laser innovation
- We plan to further extend our leadership with continued innovation in wafer stage and lens technology, also enabling extensions in our Application product portfolio
- Implementation of NXT platform for ArF together with the next generation stages



Next generation stage

Cost & uptime

- NXT installed base has demonstrated >97% availability
- NXT:2000i already demonstrated 95% availability and ramped to mature reliability levels in 15 weeks, 2/3 the time required for the previous system NXT:1980i
- Leverage commonalities between models and platforms for cost efficiency and de-risking production


Reliability (13wk)
150 hours
NXT:2000i
NXT:1980i
NXT:1970i
15 weeks
24 weeks
59 weeks

NXT:2000i reliability ramp-up

Installed Base Management

- Multiple opportunities to generate service revenue over the lifetime of a system
- Extended immersion upgrade path to NXT:2000i performance levels
- Strengthened our Installed Base Management product portfolio with value based service products


190wph
230wph
250wph
275wph
MMO
NXT:1950i
Upgrade
5.5nm
NXT:1960Bi
NXT:1965Ci
275wph
4.5nm
Upgrade
NXT:1970Ci
275wph
3.5nm
Upgrade
NXT:1980Di
2.5nm
Upgrade
NXT:2000i
2.0nm

Extendibility upgrade paths

EUV: deliver performance for volume manufacturing

and extend roadmap for continued cost effective shrink

ASML
Public
Slide 20
8 November 2018

3400B uptime improving to >90% for 2018/ 2019 HVM: Modular vessel acceleration

Acceleration improvements to <1.5nm overlay and 170wph

Extension to 3 nm node, through EXE5000 common subsystems, to <1nm overlay and >185wph

	2016	2017	2018	2019	2020	2021	2022	2023	...2025
EUV 0.33 NA 13nm	NXE:3350B 2.5 | 125wph	NXE:3400B 2.0nm | 125wph		Overlay 1.5nm; TPut[1] 155	NXE:3400C 1.5nm | 170wph		NXE Next 1.1nm | ≥ 185wph		
0.55 NA 8nm								High NA 1.1nm | 185wph	

Product
Matched Machine Overlay|Throughput

High NA platform reducing need for multi-patterning 0.33 NA enabling long term litho simplification



NXE:3400



EXE:5000

[1] Tput: Throughput upgrade (wph)

NXE:3400 Matched Machine Overlay Public Performance well below NXE:3350 and specifications Slide 21 8 November 2018 2.5 Average NXE:3350 Spec [nm] 2.0 Overlay 1.5 Machine 1.0 Matched 0.5 0.0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 systems

Driving commonality between High NA and 0.33 NA Reduces risk, lowers cost and allow 0.33 extension Public Slide 22 8 November 2018 Illuminator Projection Mirror ‘rework’ Source Reticle Masking Unicom Reticle Stage Reticle Handler Optics Optics process at Zeiss Specific Common Mechanical Broad band Electronics & SW Cooling Hood Image sensor Wafer Stage Alignment sensor Wafer Handler architecture Level Sensor architectures

Larger NA results in higher effective throughput1 2 Public Less number of Litho Etch steps and transmission improvement Slide 23 8 November 2018 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 1 2 1 1 1 1 2 1 2 2 2 3 3 3 1 2 1 1 1 2 3 2 3 2 2 1 1 1 1 2 2 3 1 3 1 3 1 Effective throughput = throughput / # LE steps Quasar 2 Illumination LE: Litho Etch

EUV: two accelerated development programs in parallel
after having achieved volume production feasibility metrics

ASML
Public
Slide 24
8 November 2018

0.33 NA Summary

- ASML and supply chain preparing for planned production ramping
- Dedicated focus to improve availability across sites and systems
- Accelerated roadmap of NXE:3400C in order to deliver higher productivity tool, >170wph with improved availability
- Roadmap extended to the 3nm node working mix and match with DUV and High NA using common High NA and 0.33 NA innovations




EUV Ramp - Productivity Roadmap
Speed, Availability, Pellicle transmission
System Productivity
Now
H1'19
H2'19
H1'20

High NA summary

- System design completed, module design progressing and key suppliers selected.
- Customers' roadmap aligned with the High NA introduction plan starting at 3nm.
- Three customers have committed to 4 R&D systems and 8 options for early volume systems. Results in total up to 1.5 B€ Customer commitments
- Design of metrology system by joint ASML-Zeiss team and manufacturing of optics started.
- Extended collaboration with imec in support of necessary developments in ecosystem and demo access for customers


ZEISS

Summary Public Slide 25 8 November 2018 • Moore’s law innovation continues, driven by multiple engines of performance Industry scaling which is expected to accelerate over the next decade Innovation • Continued process technology innovation attracts new applications and increases wafer volume • Customers’ roadmaps require lithography enabled shrink beyond next decade Customers’ Roadmap • Higher wafer volumes at leading edge nodes drive a continued demand for higher productivity, lower cost and simpler processes • Our product portfolio is aligned to industry trends and customer requirements ASML’s Holistic with a detailed product roadmap Litho Solutions • Execution of our strategic priorities will provide required solutions for our Roadmaps customers, enabling cost effective shrink beyond the next decade

Forward Looking Statements Public Slide 26 This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, 8 November 2018 strategy, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, capital expenditures, R&D and SG&A expenses, cash conversion cycle, and target effective annualized tax rate, and expected financial results and trends for the rest of 2018 and 2019, expected revenue growth and demand for ASML’s products in logic and memory, expected annual revenue opportunity in 2020 and for 2025 and expected EPS potential in 2020 with significant growth in 2025, expected trends in the lithography system market, fab capacity by segment, the automotive and artificial intelligence industries, connectivity, semiconductor end markets and new semiconductor nodes, expected acceleration of chipmakers’ performance for the next decade, expected EUV insertion and transistor density growth, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, statements with respect to expectations regarding future DUV sales, including composition, margins, improvement of operations and performance, DUV product roadmaps, expected benefits of the holistic productivity approach, including in terms of wafers per year, expected industry trends and expected trends in the business environment, statements with respect to customer demand and the commitment of customers to High NA machines and to insert EUV into volume manufacturing by ordering systems, expected future operation of the High NA joint lab, statements with respect to holistic lithography roadmaps and roadmap acceleration, including the introduction of higher productivity systems in 2019 (including the expected shipment of NXE:3400C and expected timing thereof) and the expected benefits, ASML’s commitment to volume manufacturing and related expected plans until 2030, ASML’s commitment to secure system performance, shipments, and support for volume manufacturing, including availability, timing of and progress supporting EUV ramp and improving consistency, productivity, throughput, and production and service capability enabling required volume as planned, including expected shipments, statements with respect to growth of fab capacity driving demand in lithography systems, planned customer fabs for 200 systems and expected first output in 2019, expected EUV value increase and increase in EUV margins and ASML’s expectation of EUV profitability at the DUV level, expected installed base of EUV systems, expected customer buildout of capacity for EUV systems, EUV estimated demand by market, expected increase in lithography intensity, statements with respect to the expected benefits of EUV, including year-on-year cost reduction and system performance, and of the introduction of the new DUV system and expected demand for such system, the expected benefits of HMI’s e-beam metrology capabilities, including the expansion of ASML’s integrated Holistic Lithography solutions through the introduction of a new class of pattern fidelity control, the extension of EUV to enable cost effective single patterning shrink with EUV, statements with respect to ASML’s applications business, including statements with respect to expected results in 2018, expected growth of the applications business and expected drivers of growth, expected growth in margins, continued shrink and drivers, and expected accuracy, defect control and performance improvements, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, DUV, Holistic Lithography and EUV providing unique value drivers for ASML and its customers, expected industry innovation, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with ASML’s policy, statements with respect to the expectation to continue to return cash to shareholders through dividends and share buybacks, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “targets”, “commits to secure” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of and demand for new products including EUV and DUV, the number and timing of EUV and DUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Public INVESTOR DAY ASML SMALLTALK 2018 VELDHOVENE